CYIOS Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, DC  20004

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-7010

Attn:	Robert W. Errett
Re:	CYIOS Corporation
File No. 333-165941

Mr. Errett:

We have responded on the following numbered pages to the SEC comments received June 21st, 2010 in connection to the reference file No. above.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further comments to our filings.

Sincerely,

/s/ Timothy Carnahan

Timothy Carnahan
Chief Executive Officer and President

Table of Contents

General		3
1.	Section 2.1 (b)	3

2.	Update the Management’s Discussion and Analysis per Rule 8-08 of Regulation S-X	4

Registration Statement Cover Page		4
3.	Correct Date for Amendment	4

4.	Identify on the cover page the Registration Statement File Number	4

Prospectus Cover Page		4
5.	Revise the price of your common stock as of the most recent practicable date.	4

6.	Update Risk Factors	4

Item 3—Summary Information and Risk Factors, page 1-1		5
7.	Discuss the liquidated damages or penalty payments and the likelihood of receiving funds.	5

8.	Clarity the meaning of the term “DEFA”.	6

Registering an aggregate of 3,500,000 shares….page 1-8		6
9.	Auctus’ selling of shares per the drawdown notice.	6

Resulting dilutive risk, page 1-9		6
10.	Clarify the existence of dilutive risk to the shareholders.	6

Item 4—Use of Proceeds		7
11.	Further describe how you intend to use the proceeds.	7

12.	Describe the expenses and how they are related to the offering and update the table.	7

Item 6--Dilution:		7
13.	Update dilution tables and revise the disclosure to reflect the recent market price of your shares.	7

Item 8—Plan of Distribution:		8
14.	Describe any short selling and any other hedging activities.	8

Item 15—Recent Sales of Unregistered Securities:		8
15.	Please provide Item 701 of Regulation S-K disclosure with respect to stock issuances.	8

Item 16—Exhibits and Financial Statement Schedules:		9
16.	Please file a copy of Exhibit 3.1 with your next amendment.	9

Signatures, page 3-5.		9
17.	A duly authorized officer must sign the registration statement below the relevant language.	9

Exhibit 5.1.		9
18.	Revise the Legal Representation section.	9

19.	Please delete the language in the last paragraph of Section 11 and the general rules and regulations under Section 7 and Section 11.	10

You should include the comments as well……should be set up as “Comment” and “Response” format… you want to make it as easy as possible for them to review

General

1.
We note your response to comment one from our letter dated May 5, 2010.  While Section 2.1 (b) of the Drawdown Equity Financing Agreement relates to restrictions on the investor’s ability to resell, rather than its obligation to acquire put shares, Section 7.2(g) provides that a company will not be permitted to put shares to the investor if the put would result in the investor owning in excess of [4.99%] of the shares.  It appears that these provisions may work together to require a company to waive the restriction in Section 2.1(b) in order for the investor to be obligated to satisfy the put.  If the company may directly or indirectly waive an investor’s obligation to acquire put shares, the offering is an at the market delayed primary offering that must be registered on Form S-3.  Please advise.

Section 2.1(b) of the Drawdown Equity Financing Agreement (DEFA) relates to the “Advance” and 7.2(g) relates to the “Maximum Advance Amount”. Section 2.1(b) states that “The Investor shall immediately cease selling any shares within the Drawdown Notice if the price falls below the Floor Price. The Company, in its sole and absolute discretion, may waive its right with respect to the Floor and allow the Investor to sell any shares below the Floor Price. Only when the closing bid price of the stock is above the Floor Price (the price at the time when the Investor must immediately cease selling shares) may the Investor reinitiate selling of any shares without such waiver from the Company required under this subsection”.  This may impact the Company’s ability to raise money in that if the price falls below the Floor Price, then no shares will be sold and thus no money will be raised.  If the Company waives the right and the Investor reinitiates selling of any shares, then the number of shares being sold may be limited due to the provisions of Section 7.2(g) which states that “the amount of an Advance requested by the Company shall not exceed the Maximum Advance Amount.  In addition, in no event shall the number of shares issuable to the Investor pursuant to an Advance cause the aggregate number of shares of Common Stock beneficially owned by the Investor and its affiliates to exceed nine and 9/10 percent (4.99%) of the then outstanding Common Stock of the Company.  For the purposes of this section beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act”.    So, if the floor price is too low and the Company opts to waive the “Floor Price” restriction, then the number of shares to be sold may need to be higher in order to raise the needed funding.  However, the number of shares that may be issued is limited in amount, due to the 4.99% provision, thus, no shares or a very limited amount of shares may be sold and ultimately the Company will still not be able to raise the needed funding.  Please see our example in “The Transaction with Auctus” section on page 1-10 of the S-1 for further explanation.  Also, CYIOS does not meet the requirements for filing the Form S-3 as we do not have the required $75 million in public float.

2.
Please update the Management’s Discussion and Analysis or Plan of Operation section and the financial statements to include financial statement information for an interim period ending within 135 days of the effective date.  Per Rule 8-08 of Regulation S-X

We have filed our March 31, 2010 unaudited financial statements per rule 8-08 and we have updated the Management’s Discussion and Analysis section to include this interim financial statement information as well.  Please see these updated unaudited financial statements starting on page 1-47 of the S-1.

Registration Statement Cover Page

3.	On each amendment, please correctly date each amendment to your registration statement.

We have correctly dated the amendment to our registration statement to reflect the filing date.

4.	On each amendment that you file please identify on the cover page the registration statement file number (333-165941) and amendment number.

We have properly identified on the cover page of the registration statement, the file number and amendment number per Rule 470 of the Securities Act.

Prospectus Cover Page

5.	Please revise the price of your common stock as of the most recent practicable date.

We have updated the price of our common stock to the most recent practicable date of July 6, 2010.

6.
We note in your response to comment three from our letter dated May 5, 2010.  Please clarify in the first paragraph that although the Drawdown equity Financing Agreement permits you to sell shares of your common stock to Auctus engaging you to drawdown up to $7,000,000 million from Auctus, the registration statement covers the offer and possible sale of only approximately $70,000 of your shares at current market prices.  Please make similar revisions under Summary on page 1-3, Risk Factors on page 1-8 and Plan of Distribution on page 1-16.  You state in your response “that there is a limit to how many shares we can register against how many shares are outstanding in our public float” and that is why you have only registered 3.5 million shares in this filing.  Under the Summary section where you describe the transaction, please add this disclosure and quantify your public float.

We have clarified in the first paragraph of our discussion about the Drawdown Equity Financing Agreement (DEFA) that although Auctus is enabling us to drawdown $7,000,000 million, the registration statement covers the offer and possible sale of approximately $98,000 to $105,000 based on the most recent market prices.  Similar revisions have been made under the Summary section, Risk Factors section and the Plan of Distribution Section.  We have also updated our response regarding the limit to how many shares we can register against our public float and we have quantified our public float.  Please see pages 1-3, 1-10, 1-11, and 1-19 of the S-1 for revisions.

Item 3—Summary Information and Risk Factors, page 1-1

7.	We not your responses to comment four and the revisions to your filing from our letter dated May 5, 202. Please discuss the following:

•
Describe any potential liquidated damages or penalty payments, such as those set forth in Section 2.4 of the equity financing agreement, notwithstanding the fact that you do not see any difficulty avoiding the issued set forth in this section; and

•
Discuss the likelihood that you will ever receive or will ever need, based on your business plans, the full amount of proceeds available under the equity financing agreement.  We note your disclosure that you believe you can easily grow into using the full seven million dollars over the span of three years.  Please describe in greater detail how you plan to use this amount under your business plan.  If you are not likely to ever receive the full amount, please explain why you chose the particular dollar amount of the equity financing.

We have expanded our discussion in the section to include a description of any potential liquidated damages as set forth in Section 2.4 of the DEFA.  We have also discussed the likelihood of whether or not we will receive or need the full amount of the proceeds, based on our business plan.  We have deleted the language “we believe we can easily grow into using the full seven million dollars over the span of three years” and we have updated it with more specific language on how we plan to specifically use the current funding based on our business plan.  We have also included a statement that we may not likely receive the full amount and why.  See page 1-4 of the S-1 for revisions.

8.	We note your use of the term “DEFA”. Please revise to clarify the meaning of this term.

We have revised and clarified what the term DEFA means which is Drawdown Equity Financing Agreement.  See page 1-3 of the S-1 for revisions.

Registering an aggregate of 3,500,000 shares….page 1-8

9.
We note your response to comment six from our letter dated May 5, 2010.  Section 2.2(a) and 3.10 of the Drawdown Equity Financing Agreement discloses that Auctus may sell shares of your stock corresponding with a particular Drawdown Notice.  In effect, this may allow Auctus to engage in short selling during the pricing period.  Therefore, please revise to state that Auctus may engage in short selling activities during the pricing period and that such sales could cause the price of your shares to fall substantially because your trading volume in generally low.

We have expanded our description of the mechanics of the transaction with Auctus and further describe that Auctus may not engage in short selling.  We have provided an example of how a transaction will occur [I would use the example on page 1-10].  See page 1-5 of the S-1 for the transaction example and see page 1-19 of the S-1 for disclosure regarding short selling.

Resulting dilutive risk, page 1-9

10.
We note your response and revisions to your filing in response to comment seven from our letter dated May 5, 2010.  Please revise the risk factor heading to clarify that there is a dilutive risk to shareholder since Auctus will pay less than the then-prevailing market price for your common stock.  Beyond the header revisions, we are unable to locate the other changes you reference.  Please describe the following:

•	The dilutive effect of the equity financing pricing mechanism;

•	Auctus may make short sales during the pricing period, which could cause the price of the shares to fall substantially because your trading volume is generally low;

•	You may be required to issue a substantial number of additional shares with each Advance if your market price declines; and

•	There may be substantial dilution to existing shareholders in the event your stock price falls and you issue shares in connection with the Advances.

We have revised the risk factor heading to clarify that there is a dilutive risk to shareholders since Auctus will pay less than the prevailing market price for our common stock.  We have also expanded our description to include the dilutive effect of the equity financing pricing mechanism, Auctus’ inability to short sell our stock, the fact that we may be required to issue a substantial number of shares with each market price decline, and the fact that there may be substantial dilution to existing shareholders in the event our stock price falls and we have to issue more shares of stock in connections with the Advances.  See page 1-10 of the S-1 for revisions.

Item 4—Use of Proceeds

11.
We note in your response and revisions to your filing in response to comment eight from our letter dated May 5, 2010.  Please further describe how you intend to use the proceeds to grow CYIOS and your subsidiary CKO rather that providing a general reference to your business section.

We have expanded our description of how we intend to use the proceeds to grow our subsidiary CKO.  See page 1-14 of the S-1 for revisions.

12.
We note your added disclosure regarding the expenses for marketing and cost of sales.  Please describe the expenses and how they are related to the offering.  Also, the net proceeds in the table should be revised to accurately reflect the amounts in the table.

We have added to our disclosure regarding the expenses for marketing and cost of sales and we have updated the table to accurately reflect the amounts in the table for net proceeds.  We have also updated the table to reflect a more current market price.  See page 1-14 of the S-1 for revisions.

Item 6--Dilution:

13.
We note your response and revisions to your filing in response to comment nine from our letter dated May 5, 2010.  We note that your revised table indicates the potential dilution of your outstanding shares if the full amount under the equity financing agreement is exercised at various market prices.  Pleaser revise this table to account for the number of shares that you will need to issue at the price that Auctus will actually pay.  In this regard, we note that pursuant to the drawdown agreement the number of shares you will issue to Auctus is determined by dividing the amount of the advance by the purchase price, which is 94% of the lowest closing bid price of common stock during the pricing period and not the market price.  Please also revise your disclosure to reflect the recent market price of your shares.

We have updated our dilution tables and examples to reflect the number of shares that we will need to issue at a price that Auctus will actually pay and we have revised our disclosure to reflect the recent market price of our shares.  See page 1-14, Item 6 of the S-1 for the revisions.

Item 8—Plan of Distribution:

14.
We note your response to comment 13 from our letter dated May 5, 2010.  Please refer to prior comment nine.  Please describe any short selling and any other hedging activities that Auctus may engage in during the pricing period.  Also clearly state that Auctus has the ability to promptly sell any shares corresponding to the drawdown notices during the pricing period.

Auctus will not be engaging in any short selling or other hedging activities during the pricing period as a floor price has been set before the pricing period begins.  Auctus does have the ability to promptly begin selling shares during the pricing period as the shares will have been transferred to Auctus on the Advance date.  We have expanded our disclosure to address the aforementioned items.  See page 1-19, Item 8 of the S-1 for the revisions.

Item 15—Recent Sales of Unregistered Securities:

15.
We note your response to comment 17 from our letter dated May 5, 2010.  However, we are unable to locate the changed in your amendment registration statement that you refer to.  Please provide Item 701 of Regulation S-K disclosure with respect to your issuance of 100,000 shares to Auctus and for any other unregistered sale of any securities.  For example, we note “Note F—Equity” on page 1-38 you issued shares to “investors”, among others in 2009.

We have revised our disclosure to include sales of securities to investors including the issuance of 100,000 shares to Auctus as part of their origination fee.   See page 1-22 and 2-2 of the S-1 for the revisions.

Item 16—Exhibits and Financial Statement Schedules:

16.
We note that your exhibit index references Exhibit 3.1—Certification of Incorporation, but a copy of this Exhibit is not filed with your registration statement.  Please file a copy of Exhibit 3.1 with your next amendment.

We have included a copy of Exhibit 3.1 with our current amendment.  It was an oversight that it did not get filed in the last filing.

Signatures, page 3-5.

17.
We note your response to comment 18 from our letter dated May 5, 2010.  However, your form S-1 is still not signed as provided in the Form S-1.  In this regard, a duly authorized officer must also sign the registration statement below the relevant language indicating that they are signing on behalf of the registrant.  In addition, your principal executive, financial and accounting officers and at least a majority of the board of directors or persons performing similar functions must sign the registration statement below the relevant language in the Form S-1 indicating that such persons are signing in the capacities indicated.  Please amend your S-1 to provide for signatures as provided in the form.  Please refer to the instructions to Signatures in Form S-1.

We have revised this section to include the signature of our duly authorized officer below the relevant language indicating that he is signing on behalf of the registrant.

Exhibit 5.1.

18.
We note your response to comment 21 from our letter dated May 5, 2010.  However, we are unable to locate the revisions to the prospectus that you reference.  Please revise the prospectus to include the Legal Representation section.

We have revised this section.  See page 1-37 of the S-1 for revisions.

19.
We note in your response to comment 22 from our letter dated May 5, 2010.  However, we were unable to locate the revisions to Exhibit 5.1 you reference.  Please delete the language in the last paragraph of Section 11 and the general rules and regulations under Section 7 and Section 11.

We have revised these sections